UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of October, 2005

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                           Taro to Initiate Phase III
                  Clinical Trial in the U.S. of Novel Ovide(R)
                      Formulation for Control of Head Lice

    Business Editors/Health/Medical Writers

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Oct. 26, 2005--Taro Pharmaceutical Industries Ltd. ("Taro," Nasdaq: TARO) reported today that its U.S. affiliate will initiate a multi-center Phase III study in the United States to evaluate a novel formulation of Ovide(R), a prescription product for control of head lice (Pediculus humanus capitis) in pediatric and adult subjects.
    Taro Pharmaceuticals U.S.A., Inc. ("Taro USA") currently markets Ovide(R) (malathion) Lotion, 0.5%. The Company expects that the new formulation of Ovide(R) will maintain the efficacy of Ovide(R) Lotion with shorter application time and greater ease of use, thus improving patient compliance. There can be no assurance of the successful completion of the study or of the eventual approval or successful commercialization of the novel Ovide(R) product.
    Approximately six to twelve million cases of head lice are reported annually in the United States. The condition represents a problem for school children and officials, and results in lost school days for children and lost work days for parents. In addition, there have been a significant number of reports of lice resistance to the most commonly used over-the-counter treatments.
    Taro has filed a patent application in the U.S. Patent and Trademark Office with claims that cover this new, proprietary formulation.

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Taro's Phase III study to evaluate a novel formulation of Ovide(R). Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include Taro's potential inability to recruit volunteers for the Phase III study, to complete the study successfully or to submit a New Drug Application for the product, or U.S. FDA rejection of any such application; physician, patient and pharmacist acceptance of the new product if it is approved; and other risks detailed from time to time in Taro's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Kevin Connelly
                                                ------------------
                                                Name:  Kevin Connelly
                                                Title: Senior Vice President and
                                                       Chief Financial Officer